EXHIBIT 12

Boeing Capital Corporation and Subsidiaries

Computation of Ratio of Income to Fixed Charges

	Six Months Ended June 30,
(Dollars in millions)	2004	2003
Income (loss) from continuing operations before provision (benefit) for income taxes	$88	$(66)
Fixed charges	173	179
Income (loss) from continuing operations before provision (benefit) for income taxes and fixed charges	$261	$113

Fixed charges:
Interest expense	$173	$179

Ratio of income (loss) from continuing operations to fixed charges	1.51	0.63